January 23, 2025

VIA EDGAR

Attn:	Michael Purcell

Irene Barberena-Meissner

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Re:	Venture Global, Inc.

Acceleration Request for Venture Global, Inc.

Registration Statement on Form S-1

File No. 333-283964

Ladies and Gentlemen:

We refer to the registration statement on Form S-1 (File No. 333-283964) (as amended, the “Registration Statement”), of Venture Global, Inc. (the “Company”), relating to the registration of the Company’s Class A common stock, par value $0.01 per share.

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, (the “Act”) we, as representatives of the several underwriters (the “Underwriters”), hereby respectfully request that the effectiveness of the Registration Statement be accelerated so that it may become effective at 4:00 P.M. (Eastern time) on January 23, 2025, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating Underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC J.P. MORGAN SECURITIES LLC BOFA SECURITIES, INC.

As representatives of the several underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Ryan Cunn
Name:	Ryan Cunn
Title:	Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Lucy Brash
Name:	Lucy Brash
Title:	Managing Director

BOFA SECURITIES, INC.

By:	/s/ Fabrizio Wittenburg
Name:	Fabrizio Wittenburg
Title:	Managing Director

[Signature Page to Acceleration Request]